

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 17, 2015

Henrik Schaumann Jorgensen
Chief Executive Officer
eMedia Group Inc.
1255 Rio Salado Parkway, Suite 215
Tempe, Arizona 85281

Re: eMedia Group Inc.
Registration Statement on Form S-1
Filed November 16, 2015
File No. 333-208049

Dear Mr. Jorgensen:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. In particular, you must update your financial statements to comply with Rule 8-08 of Regulation S-X and include a plan of distribution describing how you intend to offer your securities as required by Item 8 of Form S-1. We will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: W. Scott Lawler, Esq
        Booth Udall Fuller, PLC